

July 1, 2023

1820-999 West Hastings St.
Vancouver, BC V6C2W2
Canada

RE: Confirmation of appointment of Corporation Service Company (CSC) as agent for service of process in Washington in connection with the Agentis Capital Advisors Ltd. and Robert Van Belle dated July 1, 2023

To Whom It May Concern

Corporation Service Company (CSC) accepts appointment as agent to receive service of process at MC-CSC1, 300 Deschutes Way SW, Suite 208, Tumwater, WA 98501 on behalf of the parties listed on the Contract Agent Exhibit to this letter ("Represented Parties"), pursuant to the Agreement referenced above.

This irrevocable acceptance of appointment as agent is effective as of July 1, 2023, and will continue until July 1, 2024. If any entity that is a party to this agreement is sanctioned by the United States Government (OFAC) CSC will resign as agent and have no further responsibility to forward process. If CSC receives legal process on behalf of a Represented Party, CSC will notify the legal contact by email and forward the documents by International courier, to the Forwarding Address listed on the Exhibit attached to this letter. The fee for this service is $429.00 for each Represented Party for each year of the term of the appointment. Because there are two (2) Represented Parties, and the term of the representation is one (1) years, the total cost is $858.00. All fees paid are not refundable.

It is each Represented Party's responsibility to inform CSC of any changes to the Forwarding Address. If CSC attempts to forward legal process to a Represented Party, and the legal process is returned to CSC as undeliverable, CSC will return the legal process to the Serving Party. CSC is not responsible for any liability arising out of the failure of a Represented Party to provide CSC with changes to its forwarding address (including attorney's fees and costs) or any other liability arising out of CSC's agency relationship with the Represented Party.

Sincerely,

CORPORATION SERVICE COMPANY

Shyla Hill
Shyla Hill
Authorized Representative

CONTRACT AGENT EXHIBIT *

CONTACT INFORMATION FOR FIRST REPRESENTED PARTY
If more than one represented party, please add additional information below.

Represented Party (Receives process and invoice, unless specified otherwise)
Contact Name: Robert Van Belle
Company Name: Agentis Capital Advisors Ltd.
Mailing Address: 1820-999 West Hastings St.
City, State, Zip: Vancouver, BC, Canada V6C2W2
Email: robert.vanbelle@agentiscapital.com
Phone: 1-604-377-11870

Forwarding Address (Receives process served on process agent) Contact Name: Robert Van Belle
Company Name: Agentis Capital Advisors Ltd.
Mailing Address (Do not enter a P.O. Box): 1820-999 West Hastings St.
City, State, Zip: Vancouver, BC, Canada V6C2W2
Email: robert.vanbelle@agentiscapital.com
Phone: 1-604-377-11870

Billing Party (If different from Represented Party)
Contact Name: Jeff Wong
Company Name: Agentis Capital Advisors Ltd.
Mailing Address: 1820-999 West Hastings St.
City, State, Zip: Vancouver, BC, Canada V6C2W2
Email: jeff.wong@agentiscapital.com
Phone: 1-604-767-6063

Serving Party (Party(s) from whom CSC should accept service of process documents pursuant to this agreement.)
Contact Name:
Company Name: Securities Exchange Commission (SEC), Municipal Securities Rulemaking Board (MSRB), and all other serving parties
Mailing Address:
City, State, Zip:
Email:
Phone:

CONTACT INFORMATION FOR SECOND REPRESENTED PARTY

Represented Party (Receives process, unless specified otherwise)
Contact Name: Robert Van Belle
Company Name:
Mailing Address: 1820-999 West Hastings St.
City, State, Zip: Vancouver, BC, Canada V6C2W2
Email: robert.vanbelle@agentiscapital.com
Phone: 1-604-377-11870

Forwarding Party (Receives process, upon request of the Represented Party)
Contact Name: Robert Van Belle
Company Name:
Mailing Address: 1820-999 West Hastings St.
City, State, Zip: Vancouver, BC, Canada V6C2W2
Email: robert.vanbelle@agentiscapital.com
Phone: 1-604-377-11870

Billing Party (If different from Represented Party)
Contact Name: Jeff Wong
Company Name: Agentis Capital Advisors Ltd.
Mailing Address: 1820-999 West Hastings St.
City, State, Zip: Vancouver, BC, Canada V6C2W2
Email: jeff.wong@agentiscapital.com
Phone: 1-604-767-6063

Serving Party (Party(s) from whom CSC should accept service of process documents pursuant to this agreement.)
Contact Name:
Company Name: Securities Exchange Commission (SEC), Municipal Securities Rulemaking Board (MSRB), and all other serving parties
Mailing Address:
City, State, Zip:
Email:
Phone:

* Confirmation of appointment of Corporation Service Company (CSC) as agent for service of process in Washington in connection with the Agentis Capital Advisors Ltd. and Robert Van Belle dated July 1, 2023